Exhibit 99.1

Medicure Announces Agreement to Market ReDS™ Device for Congestive Heart Failure Patients in the United States

INVESTS US$10.0 MILLION IN SENSIBLE MEDICAL

WINNIPEG, Jan. 28, 2019 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, is pleased to announce it has entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for the ReDS™ point of care system ("ReDS") in the United States. ReDS is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS system at home for three months post-discharge versus those who were treated with usual care alone. ReDS is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

In addition, Medicure has invested US$10.0 million in Sensible for a 7.71% equity stake on a fully diluted basis. In connection with the investment, Medicure's President and CEO, Dr. Albert D. Friesen, has been appointed to the Board of Directors of Sensible.

"Medicure is pleased to introduce the ReDS device in an effort to improve the quality of life of heart failure patients. The device is being sold directly to hospitals and fits well with Medicure's existing commercial operation and our mission of being a significant, value based, cardiovascular company focused on the U.S. market." commented Dr. Friesen.

"These are exciting times for Sensible Medical. The partnership with Medicure is a natural fit to fuel the company's vision to expand the reach of the ReDS device and make it available to millions of heart failure patients that suffer from low quality of life and repeated hospital admissions that are a major burden to the healthcare economy.  With this partnership, we expect accelerated sales growth in the U.S." commented Amir Ronen, Sensible Medical's CEO.

About ReDS Point of Care System

ReDS is intended for use by qualified health care practitioners and by patients, under the direction of a physician, in hospitals, hospital-type facilities and home environment, for the non-invasive monitoring and management of patients with fluid management problems in a variety of medically accepted clinical applications. ReDS is indicated for patients: with fluid management problems; taking diuretic medication; living with heart failure; or recovering from a coronary artery disease related event.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

About Sensible

Sensible is a market leader in medical radar monitoring and imaging technology. ReDS™ was adapted for medical use from military 'see-through-wall' technology. The technology is well-positioned to be a difference maker in a wide range of applications and to become the next-generation lung fluid monitoring modality.
www.sensible-medical.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include the target launch date for new products, the estimated number of products the Company will be selling in the future, the potential benefits of the ReDS™ system, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2017.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2019/28/c4072.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 28-JAN-19